

FOR IMMEDIATE RELEASE   TSX | NYSE | LSE: WPM
OCTOBER 5, 2021

WHEATON PRECIOUS METALS TO RELEASE 2021 THIRD QUARTER RESULTS ON NOVEMBER 4, 2021

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. will release its 2021 third quarter results on Thursday, November 4, 2021, after market close.

A conference call will be held on Friday, November 5, 2021 starting at 11:00 am ET (8:00am PT) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-664-6383
Dial from outside Canada or the US:	1-416-764-8650
Confirmation Number:	61024959
Live webcast:	Webcast URL

The accompanying slideshow will also be available in PDF format on the 'Presentations' page of the Wheaton Precious Metals website before the conference call.

The conference call will be recorded and available until November 12, 2021 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-888-390-0541
Dial from outside Canada or the US:	1-416-764-8677
Entry code:	024959#
Archived webcast:	Webcast URL

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com